April 25, 2014

Anu Dubey Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Susa Registered Fund, L.L.C. Registration Statement on Form N-2 File No: 811-22924

Dear Ms. Dubey,

On behalf of Susa Registered Fund, L.L.C. (the "Company"), we are hereby filing this letter and Amendment No. 1 to the Company's Registration Statement in response to your comments on the Company's Registration Statement on Form N-2 filed on December 24, 2013. Below, we describe the changes we have made in response to your comments and provide the information you requested.

For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Company's response.

Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

Part A

Item 3. Fee Table (pp. A-1 and A-2)

1.                  The disclosure on page A-10 states that the Company may borrow money. Please include an estimate of the expenses associated with such borrowing in the fee table under the caption "Interest Payments on Borrowed Funds". See Item 3.1 of Form N-2 and Instruction 8 to Item 3.1. of Form N-2.

The Company does not currently expect to borrow money and thus does not expect to incur expenses associated with borrowings in the current fiscal year.

2.                                      Footnote (1) to the fee table states that interests may be charged sales loads "in the sole discretion of their account executives." Please set forth the criteria under which the account executives will charge sales loads. Also, please clarify the term "account executives". Finally, the note describes a sales load of "up to [3%] of the amounts transmitted in connection with their subscriptions (up to [3.1%] of the amounts invested)". Please clarify the difference between "the amounts transmitted in connection with . . . subscriptions" and "the amounts invested".

The Company has replaced "account executives" with "financial advisor or broker-dealer." The amount of the sales load will not be invested in the Company in connection with a subscription by an investor but will instead be paid to the investor's financial advisor or broker-dealer.

3.                  Incentive Allocation

a.    Footnote (3) to the fee table states that a Special Advisory Member (i.e., the Adviser or one of its affiliates) is entitled to receive an Incentive Allocation. Please confirm to us that such Incentive Allocation paid to the Special Advisory Member is precisely described in the Investment Advisory Agreement and that such agreement otherwise meets the requirements of Section 15(a) of the Investment Company Act of 1940 ("1940 Act"). We may have additional comments after the Investment Advisory Agreement is filed as an exhibit.

The Incentive Allocation paid to the Special Advisory Member is precisely described in the Investment Advisory Agreement, which the Company believes meets the requirements of Section 15(a) of the 1940 Act.

b.    Footnote (3) states that the Special Advisory Member holds a Special Advisory Member Interest in the Company. Please explain to us whether this Special Advisory Interest constitutes a "security" issued by the Company to the Special Advisory Member and whether this Special Advisory Interest constitutes a "senior security" for purposes of Section 18 the 1940 Act, and if so, how the Company intends to comply with asset coverage requirements for senior securities with respect to the Incentive Allocation. In addition, Section 23(a) of the 1940 Act prohibits a closed-end fund from issuing any of its securities for services. If the issuance of the Special Advisory Member Interest in the Company involves the issuance of a "security" to the Special Advisory Member, please explain how this is appropriate under Section 23(a).

The interest held by the Special Advisory Member is not a security. The Company has established a Special Advisory Account solely for the purpose of the Special Advisory Member receiving the Incentive Allocation. The Interest of the Special Advisory Member does not participate in the income or gains of the Company, has no voting rights and has no right to a share of the assets of the Company upon its liquidation, except to the extent that the Special Advisory Member has received or is entitled to receive the Incentive Allocation credited to the Special Advisory Account and all or a portion of that allocation has not been withdrawn.

c.    Please explain to us how the Incentive Allocation (described as "the amount by which any 'allocated gain' during an 'allocation period' exceeds the positive balance in the Member's 'loss recovery account') complies with the fees permitted under Rule 2053 under the Investment Advisers Act of 1940 ("Advisers Act"). See Rule 205-3(a) under the Advisers Act. Also, please add disclosure to footnote (3) that explains what a "loss recovery account" is.

As required by Rule 205-3 under the Advisers Act, all investors in the Fund will be "qualified clients" as defined under Rule 205-3. The requested disclosure on loss recovery accounts has been added to footnote 3.

Item 8. General Description of the Registrant (pp. A-2 and A-3)

4.                  The first sentence on page A-3 states that investments may be made only by "accredited investors" as defined in Regulation D under the Securities Act of 1933 ("Securities Act") and by "qualified clients" as defined in Rule 205-3 under the Advisers Act. Please revise this sentence to clarify that investments may be made only by investors who meet both of these criteria. See Rule 205-3(a) under the Advisers Act.

The requested revision has been made.

Item 8. General Description of the Registrant — Investment Objectives and Practices (pp. A-3 and A-4)

5.                  The second paragraph on page A-3 states that the Company is not subject to any restriction as to the industry sector of companies in which it invests. Please revise this disclosure to clarify that the Company may not invest more than 25% of its assets in a particular industry, as required by its concentration policy (as disclosed on page A-4 of the Registration Statement). Also, please make the same revision to the disclosure in the second sentence under "Limited Diversification" on page A-8.

The requested clarification has been made.

6.                  The fifth paragraph on page A-3 states that the Company may engage in short selling. Please confirm to us that the fee table includes, as an expense, an estimate of dividends and interest paid on the Fund's short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies ¶ 7.108.j (May 2013).

The fee table includes, as an expense, an estimate of dividends and interest paid on the Company's short sale transactions.

7.                  The disclosure in the first paragraph on page A-4 states that during periods of adverse market conditions in the equity markets, the Company may invest all or a portion of its assets in certain specified investments. Please revise the disclosure to state that during these periods, the Company may temporarily (as disclosed on page A-7 of the Registration Statement) invest all or a portion of its assets in these specified investments. Also, please add disclosure that indicates that the Company may not achieve its investment objective during these times.

The requested revisions have been made.

Item 8. General Description of the Registrant — Fundamental Investment Restrictions (pp. A-4 and A-5)

8.                  Please revise the Company's concentration policy (1) to add "or group of industries" after "any single industry". See Item 17.2.e. of Form N-2.

The requested revision has been made.

9.                  Please revise policy (6) to add "or sell" after "purchase, hold or deal in". See Item 17.2.f. of Form N-2.

The requested revision has been made.

Item 8. General Description of the Registrant — Risk Factors (pp. A-5 to A-13)

10.              Under "Bonds and Other Fixed Income Securities" on page A-7, please disclose the maturity policy with respect to the Company's investments in bonds and fixed income securities.

The requested revision has been made.

11.                               Under "Limited Diversification" on page A-8, the disclosure states that the Company will not invest 25% or more of its assets in the securities of issuers engaged in a single industry; however, it may invest 25% or more of its assets in securities of issuers engaged in related industries within a particular sector, including industries related to identical products. This freedom of action to concentrate or not to concentrate is prohibited by the 1940 Act. See Investment Company Act Release No. 9011 (Oct. 30, 1975). Please revise this disclosure to eliminate this freedom of action. See Section 8(b)(1) and Section 13(a)(3) of the 1940 Act.

The requested revision has been made.

Item 9. Management — Investment Adviser (p. A-14)

12.              Please state that a discussion regarding the basis for the Board of Managers approval of the Investment Advisory Agreement is available in the Company's annual or semi-annual report to shareholders, as applicable, and provide the period covered by such report. See Item 9.1.b.(4) of Form N-2.

The requested revision has been made.

Item 9.1. Management — Custodians (p. A-16)

13.              Please disclose the name and principal address of the Company's transfer agent and dividend paying agent. See Item 9.1.(e) of Form N-2.

The requested revision has been made.

Item 9.1. Management — Expenses (pp. A-16 and A-17)

14.                               The second sentence on page A-17 indicates that the Incentive Allocation is deducted from the capital account of each Member. If the Company is to conduct tender offers for Interests, please explain to us how deducting the Incentive Allocation amount from each capital account is consistent with Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, which requires that all shareholders in a tender offer be paid the highest consideration paid to any other shareholder.

As described in "Repurchases of Interests" in Item 10.1 of the Registration Statement, all Members of the Company will be paid the same consideration in connection with a tender offer of the Company. The deduction, from the capital accounts of Members, of the Incentive Allocation due to the Special Advisory Member is unrelated to the consideration Members of the Company receive in connection with a tender offer. All Members pay an Incentive Allocation that is 20% of the amount by which any "allocated gain" to a Member (as further described in the Registration Statement) during an allocation period exceeds the positive balance in the Member's loss recovery account.

Item 9.2. Non-resident Managers (p. A-19)

15.                               Please add disclosure with respect to whether investors will be able to enforce certain judgments in United States courts against certain parties, whether appropriate foreign courts would enforce these judgments of United States courts obtained in actions against these parties, and whether appropriate foreign courts would enforce in original actions certain liabilities against these persons. See Items 9.2.b, 9.2.c and 9.2.d of Form N-2.

The requested disclosure has been added.

Item 9.3. Control Persons (p. A-19)

16.              The disclosure states that information regarding control persons is not applicable. On page B-13, the disclosure states that "[Graeme White] is deemed to be a control person of the Registrant." Please reconcile this inconsistency. See Item 9.3 and Item 19.1 of Form N-2.

The Company does not currently have any control persons and, as a result, has revised the disclosure.

Item 10.1. Capital Stock (pp. A-19 to A-21)

17.                               The sixth sentence in the second paragraph on page A-19 under "Item 10.1 Capital Stock" refers to the possibility that the Incentive Allocation may be withdrawn. Please disclose in an appropriate location when and under what circumstances the Special Advisory Member can withdraw the Incentive Allocation.

The requested disclosure has been added to Item 10.1 that by the last business day of the month following the date on which an Incentive Allocation is made, the Special Advisory Member must withdraw up to 100% of the Incentive Allocation (computed on the basis of unaudited data) that was credited to the Special Advisory Account and debited from Members' capital accounts with respect to the allocation period.

18.                               The disclosure in the first sentence on page A-21 states that the Company can be dissolved "upon the affirmative vote . . . by (1) the Board of Managers . . .". Please clarify the meaning of "affirmative vote." For example, if "affirmative vote" refers to a majority vote, please so state.

The requested clarification has been made.

19.                               The third paragraph on page A-21 describes the order in which assets are to be distributed upon liquidation of the Company. Please disclose how the liability incurred by the Incentive Allocation would be treated upon liquidation of the Company.

The requested clarification has been made.

Item 10.4. Taxes — Tax Treatment of Company Operations (p. A-22)

20.                               Please disclose whether or not the Company intends to qualify as a registered investment company under Subchapter M of the Internal Revenue Code and the tax consequences of such qualification or lack of qualification. See Item 10.4 of Form N-2.

The requested clarification has been made.

Item 10.4. Taxes — Allocation of Profits and Losses (pp. A-23 and A-24)

21.              The first paragraph on page A-24 refers to a "withdrawing Member." Please disclose how a shareholder in the Company can become a withdrawing Member. Also, please provide us with the legal basis for such withdrawals. See generally Section 23(c) of the 1940 Act.

The requested clarification has been added that a Member can become a withdrawing Member by having its Interest repurchased by the Company in a repurchase offer conducted from time to time by the Company. Such repurchases of Interests are conducted in compliance with Section 23(c)(2) of the 1940 Act because they are made pursuant to tenders, after reasonable opportunity to submit tenders is given to all holders of securities of the class to be purchased.

Part B

Item 18. Management (p. B-12)

22.              Please add the disclosure required by Item 18.1 of Form N-2 with respect to the officers of the Company. Currently, the introductory sentence to the table states that the table will contain information regarding Managers.

The requested disclosure has been added.

23.              Please add the disclosure required by Items 18.4, 18.5(a), 18.15, 18.16 and 18.17 of Form N-2. See also General Instruction G.3 of Form N-2.

The requested disclosure has been added.

24.              Please add disclosure of the total compensation from the Company and the "Fund Complex" (as defined in Instruction 1.b to Item 18 of Form N-2) paid to directors. See Item 18.13.(a) of Form N-2.

The requested disclosure has been added.

Item 19. Control Persons and Principal Holders of Securities (p. B-13)

25.              Please disclose the percentage of the Registrant's voting securities owned by Mr. White or any other basis of his control. See Item 19.1 of Form N-2.

The Company has clarified that it no longer has any control persons.

In connection with this filing, and as requested by the Staff, the Company agrees that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff's comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen

Pamela Chen